Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 1698)

NOTICE OF BOARD ACTION AND

DATE OF PUBLICATION OF THIRD QUARTER RESULTS ANNOUNCEMENT

The board of directors of Tencent Music Entertainment Group (the “Company”) will consider and vote on, among other matters, our unaudited results and announcement for the three months ended September 30, 2022 (the “Third Quarter Results Announcement”) on Monday, November 14, 2022.

We will upload the Third Quarter Results Announcement to the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk and the Company’s website at https://ir.tencentmusic.com on Tuesday, November 15, 2022 (Hong Kong Time), after the trading hours of the Hong Kong market and before the opening of the U.S. market.

Our management will hold a conference call at 7:00 P.M. on Tuesday, November 15, 2022 (Hong Kong time) (6:00 A.M. on November 15, 2022, U.S. Eastern Time) to discuss the financial result for the three months ended September 30, 2022. The dial-in details of the conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	2420087

The replay will be accessible through November 22, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	4004801

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.tencentmusic.com.

By Order of the Board

Tencent Music Entertainment Group

Cussion Kar Shun Pang

Executive Chairman

Hong Kong, November 2, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.